AutoNavi Holdings Limited

16/F, Section A, Focus Square, No.6, Futong East Avenue, Wangjing, Chaoyang District, Beijing, PRC 100102

September 21, 2012

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Mark Shuman, Legal Branch Chief

Matthew Crispino, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AutoNavi Holdings Limited (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2011 (“2011 20-F”) Filed April 25, 2012 File No. 001-34784

Dear Mr. Krikorian, Mr. Youngwood, Mr. Shuman and Mr. Crispino:

This letter sets forth the Company’s response to the comments contained in the letter dated September 7, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2011 20-F. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2011

Liquidity and Capital Resources, page 71

1.	Tell us what consideration you gave to disclosing the total amount of cash, cash equivalents and short term investments held by your PRC subsidiaries and VIE as of December 31, 2011 that would be subject to foreign withholding taxes and other corporate income tax if remitted to your holding company, or distributed to shareholders.

The Company respectfully advises the Staff that it has included the following disclosure under the “Item 5.B. Liquidity and Capital Resources” in the 2011 20-F:

… As of December 31, 2011, our PRC subsidiaries had aggregate undistributed earnings of approximately $16.7 million which are considered to be indefinitely reinvested, and accordingly no provision has been made for the PRC dividend withholding tax that would be payable upon the distribution of those amounts to us. As of December 31, 2011, the consolidated variable interest entities had aggregate undistributed earnings of $66.7 million. …

The Company believed the above disclosure of undistributed earnings in the 2011 20-F would provide sufficient information of the amounts that were unavailable to fund the holding company unless being repatriated and would be subject to withholding tax if repatriated. Therefore, the Company did not believe it was necessary to provide additional disclosure regarding the amounts of cash, cash equivalents and short-term investments held by the PRC subsidiaries and the VIEs in the 2011 20-F.

The Company supplementally advises the Staff that, as of December 31, 2011, the Company’s PRC subsidiaries had cash, cash equivalents and short-term investments in an aggregate amount of US$43.8 million, while the VIEs had cash, cash equivalents and short-term investments in an aggregate amount of US$58.6 million. The Company believed these amounts were necessary to fund the day-to-day business operations of the PRC subsidiaries and the VIEs in China. If the Staff requests so, the Company will include in its future 20-F filings, the amounts of cash, cash equivalents and short-term investments held by the PRC subsidiaries and the VIEs, respectively.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 105

2.	Your effectiveness conclusion in this section contains only a partial definition of disclosure controls and procedures. You are not required to include the definition of disclosure controls and procedures in this section, but if you choose to do so you must include the entire definition, which can be found in Exchange Act Rule 13a-15(e). With respect to your current disclosure, please clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 15(a) of Form 20-F.

The Company respectfully advises the Staff that in addition to what has been disclosed in the 2011 20-F, the management also concluded that, as of the end of the period covered by the 2011 20-F, the Company’s disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the management, including the principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

The Company proposes to include the following disclosure under “Item 15. Controls and Procedures—Evaluation of Disclosure Controls and Procedures” in its future Form 20-F filings if the management concludes that the Company’s disclosure controls and procedures were effective as of the end of the period covered by the relevant future 20-F filing:

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting, page 105

3.	We note your statement that except for certain remedial measures previously described in the annual report, there were no significant changes in your internal control over financial reporting during the year ended December 31, 2011 that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Item 15(d) of Form 20-F requires that you disclose any change, not just significant changes, in your internal control over financial reporting that is identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15. Please tell us whether there were any such changes, other than the remedial measures discussed in the Form 20-F, during the year ended December 31, 2011 that materially affected, or were reasonably likely to materially affect, your internal control over financial reporting. Please confirm that you provide will similar disclosure in your future filings.

The Company respectfully advises the Staff that other than the remedial measures described in the 2011 20-F, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2011 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company confirms that it will disclose under “Item 15. Controls and Procedures—Changes in Internal Control over Financial Reporting” in its future Form 20-F filings, any change (not just significant changes) in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period covered by the relevant future 20-F filing that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, or include a statement thereunder that there were no changes in the Company’s internal control over financial reporting during the period covered by the relevant future 20-F filing that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting, if true.

Consolidated Financial Statements

Note 21. Statutory Reserves, page F-41

4.	We note from your disclosures on page 74 that under PRC laws and regulations, your PRC subsidiary and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets. Please tell us your consideration of disclosing the amounts of retained earnings or net income restricted or free from restriction and to presenting parent only financial statements. In this regard, we note that you had provided these disclosures in your 2010 Form 20-F. Provide us with your analysis and explain whether the amount of restricted net assets exceed 25% of your consolidated net assets as of December 31, 2011. We refer you to Rule 4-08(e) of Regulation S-X.

The Company respectfully advises the Staff that it determined the amount of restricted net assets in accordance with Rule 4-08(e) of Regulation S-X. As disclosed on page 48 of the 2011 20-F, under applicable PRC laws and regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations, which, in the case of the Company, are not materially different from the amounts determined under U.S. generally accepted accounting principles. In addition, wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the accumulative amount of such fund reaches 50% of their respective registered capital. At the discretion of the wholly foreign-owned companies, they may also allocate a portion of their after-tax profits based on PRC accounting standards to other types of reserve funds, i.e., staff welfare and bonus funds, for which the Company has not reserved any amount. Therefore, the restricted amounts of the Company include the paid-in capital and the statutory reserve funds of the Company’s PRC subsidiaries and the VIEs (after inter-company eliminations), as disclosed on page 74 of the 2011 20-F.

In the determination of restricted net assets, the Company also considered the PRC governmental control of currency conversion, as disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 23 of the 2011 20-F and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure” on page 74 of the 2011 20-F. Under applicable PRC foreign exchange regulations, remittance of profit distributions to foreign investors by a foreign-invested enterprise falls under the current account items, which do not require prior approval from the State Administration of Foreign Exchange and can be made in foreign currencies through the designated banks by providing required documents such as board resolutions, audit report, tax payment certificate and registered capital verification report, to show that, among others, (i) the payment of dividends is duly declared and authorized by the foreign-invested enterprise, (ii) the foreign-invested enterprise has paid its tax in full, and (iii) the registered capital of the foreign-invested enterprise has been paid on schedule. The Company does not consider these requirements constitute the consent of a third party under Rule 4-08(e) of Regulation S-X.

As of December 31, 2011, the Company had restricted net assets of US$43.1 million, including the total paid-in capital in the amount of US$33.7 million and the statutory reserve funds in the amount of US$9.4 million of PRC subsidiaries and the VIEs (after inter-company eliminations), which represented 16% of the Company’s consolidated net assets, which were in the amount of US$269.9 million as of December 31, 2011. As the amount of restricted net assets did not exceed 25% of the consolidated net assets as of December 31, 2011, neither the amount of restricted net assets nor the parent standalone financial statements were required to be presented in the 2011 20-F in accordance with Rule 4-08(e) of Regulation S-X.

In the Form 20-F for the fiscal year ended December 31, 2010, the Company included all the retained earnings of the Company’s PRC subsidiaries and VIEs (after inter-company eliminations) in the computation of restricted net assets and therefore, the amount of restricted net assets was computed as greater than 25% of the consolidated net assets of the Company and the parent standalone financial statements were presented accordingly. If the restricted net assets as of December 31, 2010 had been computed appropriately such that only the paid-in capital and the statutory reserve funds were included, the restricted net assets as a percentage of the consolidated net assets of the Company would have been 18% and the presentation of parent standalone financials would not have been required.

*        *        *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2011 20-F, please contact the undersigned at +86 10 8410-7095 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom at +852 3740-4850.

Very truly yours,

/s/ Catherine Qin Zhang
Catherine Qin Zhang
Chief Financial Officer

cc:	Congwu Cheng, Director and Chief Executive Officer, AutoNavi Holdings Limited

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom

Elsie Zhou, Partner, Deloitte Touche Tohmatsu CPA Ltd.

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